Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266099

PROSPECTUS SUPPLEMENT NO. 17
(TO PROSPECTUS DATED JULY 18, 2022)

3,076,924 Units
consisting of
Common Shares or Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares
(minimum offering amount)

12,307,692 Units
consisting of
Common Shares or Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares
(maximum offering amount)

UNITED MARITIME CORPORATION

This is a supplement (“Prospectus Supplement”) to the prospectus, dated July 18, 2022 (“Prospectus”) of United Maritime Corporation (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-266099), as further amended or supplemented from time to time.

On May 22, 2023, the Company furnished a Current Report on Form 6-K with the U.S. Securities and Exchange Commission as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 22, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) as Exhibit 99.1 is a copy of the press release of the Company dated May 18, 2023, titled “United Maritime Reports First Quarter 2023 Financial Results and Declares Quarterly Dividend of $0.075 Per Share.”

Additionally, the Company’s board of directors has authorized the extension of the Company’s previously announced share repurchase program for an additional $3.0 million of outstanding common shares, effective immediately, for the period ending December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: May 22, 2023

Exhibit 99.1

United Maritime Reports First Quarter 2023 Financial Results and
Declares Quarterly Dividend of $0.075 Per Share

Financial Highlights of the First Quarter of 2023:

■	Net Loss of $4.9 million and loss per share (basic & diluted) of $0.64

■	Adjusted net loss[1] of $3.7 million and adjusted loss per share[1] of $0.48

Other Highlights and Developments:

■	Quarterly cash dividend of $0.075 per share for Q1 2023 - resulting in total cash dividends of $1.15 per share or $8.7 million declared since November 2022

■	Agreements to acquire six vessels of total $126 million, consisting of two Capesize and two Kamsarmax vessels, as well as two Panamax vessels through bareboat charter agreements with purchase options

■	New financing transaction of $24.5 million

May 18, 2023 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the first quarter ended March 31, 2023 and declared a quarterly dividend of $0.075 per share for the first quarter of 2023.

For the quarter ended March 31, 2023, the Company generated net revenues of $2.8 million and recorded a negative Adjusted EBITDA1 of $1.5 million. Net Loss and Adjusted Net Loss for the quarter were $4.9 million and $3.7 million, respectively. The Time Charter Equivalent rate (“TCE rate”) of the fleet for the first quarter of 2023 was $10,294 per day.

Cash and cash-equivalents as of March 31, 2023 stood at $20.0 million. Shareholders’ equity at the end of the first quarter was $61.9 million, while long-term debt, lease liability and other financial liabilities net of deferred charges stood at $69.5 million as of March 31, 2023. The book value of our fleet as of March 31, 2023, stood at $117.0 million, including a chartered-in Panamax vessel and the advance paid for the acquisition of one Kamsarmax vessel.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Following the highly profitable sales of three of our tankers by the end of 2022, our average fleet size in Q1 2023 was reduced to less than 3 ships including our remaining tanker vessel which was drydocked for its special survey for most of the first quarter. Our profitable ship disposals affected our quarterly operating results, recording an average daily TCE of $10,294. However, we swiftly executed transactions to re-grow our fleet through the acquisition of six dry bulk vessels for approximately $126 million. We have fully funded the acquisition of these two Capesize and two Kamsarmax vessels and the down payments on the two chartered-in Panamax vessels without diluting our shareholders.

“Within February and March, we took delivery of four dry bulk vessels, two Capesize, one Panamax and one Kamsarmax, with an additional Kamsarmax delivered in April and one more Panamax expected to be delivered in the third quarter of the year. In addition, our tanker has been operational since the beginning of Q2, following the completion of her special survey.

1 Adjusted net loss per share, Adjusted net loss and negative Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted loss per share, Adjusted net loss, and negative Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.

“In the second quarter to date, we have covered 71% of our ownership days at an average TCE of $18,856 per day2 and we estimate our daily net TCE to average at approximately $18,000. This will exceed by 75% the average of the first quarter, over a fleet that will be double in size and operating days.

“Looking forward, on a fully-delivered basis, we will operate a fleet of seven dry bulk vessels and one tanker vessel, with moderate levels of leverage and satisfactory levels of liquidity, allowing us to focus on further growth opportunities as well as shareholder rewards.

“In this context, we are pleased to announce another regular cash dividend distribution for the first quarter, bringing the total cash dividends that have been declared in the last six months to $1.15 per share, which represents a cash yield of about 40% compared to the recent closing price of our stock. The cash dividend amounts of $8.7 million, combined with approximately $6 million in buybacks of common shares completed in 2022, aggregate to shareholder rewards of $14.7 million, or 62% of our market cap as of May 16, 2023, within the past nine months. Considering the favorable fundamentals of the dry bulk market and the solid financial and commercial standing of United, we remain optimistic that the quarterly cash dividend we have paid for the previous two quarters can be sustained or increased during the rest of the year.”

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	T/C Index Linked(2)	Feb-24	Jun-24
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Jun-23	Dec-23
Tradership	Dry Bulk / Capesize	176,925	2006	Namura	T/C Index Linked(2)	Aug-24	Jan-25
Chrisea(3)	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	Feb-24	Jun-24
Oasea	Dry Bulk / Kamsarmax	82,217	2010	Thuneishi	T/C Index Linked(2)	Mar-24	Jul-24
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Apr-24	Jul-24
Epanastasea	Tanker / LR2	109,647	2008	Dalian	Fixed Rate T/C(4)	Sep-23	Nov-23
Total/Average age		877,320	15.2 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
“T/C” refers to a time charter agreement.  Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Second Quarter 2023 TCE Guidance.”

(3)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

(4)	The daily charter hire is currently $40,000 until the expiration of the charterparty.

Fleet to be delivered*:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard
tbr Synthesea	Dry Bulk / Panamax	78,020	2015	Sasebo

*The M/V Synthesea is expected to be delivered to the Company between July and October 2023. The vessel will be technically and commercially operated by United on the basis of a 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

2 Please refer to our detailed Second Quarter 2023 TCE Guidance and footnote 3 below.

Fleet Data:

(Amounts in U.S. Dollars)
Q1 2023
Ownership days(1)	305
Operating days(2)	245
Fleet utilization(3)	80.3%
TCE rate(4)	$10,294
Daily Vessel Operating Expenses(5)	$7,764

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

Q1 2023
Vessel revenue, net	2,821
Less: Voyage expenses	299
Time charter equivalent revenues	2,522
Operating days	245

TCE rate	$10,294

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

Q1 2023
Vessel operating expenses	3,111
Less: Pre-delivery expenses	743
Vessel operating expenses before pre-delivery expenses	2,368
Ownership days	305

Daily Vessel Operating Expenses	$7,764

Net Loss to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
Q1 2023
Net loss	(4,887)
Add: Interest and finance costs, net	970
Add: Depreciation and amortization	1,226
EBITDA	(2,691)
Add: Stock based compensation	1,218
Adjusted EBITDA	(1,473)

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, which the Company believes is not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Net Loss and Adjusted Net Loss Reconciliation and calculation of Adjusted Loss Per Share

(In thousands of U.S. Dollars)
Q1 2023
Net loss	(4,887)
Add: Stock based compensation	1,218
Adjusted net loss	(3,669)
Adjusted net loss – common stockholders, basic and diluted	(3,729)
Adjusted loss per common share, basic and diluted	(0.48)
Weighted average number of common shares outstanding, basic and diluted	7,766,681

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock based compensation, loss on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

Q1 2023
Interest and finance costs, net	(970)
Add: Amortization of deferred finance charges and other discounts	174
Cash interest and finance costs	(796)

Second Quarter 2023 TCE Guidance:

As of the date hereof, approximately 71% of the Company fleet’s expected operating days in the second quarter of 2023 have been fixed at an estimated TCE of approximately $18,856.  Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE will be equal to the average Forward Freight Agreement (“FFA”) rate of $16,376 per day (based on the FFA curve of May 12, 2023), our estimated TCE for the second quarter of 2023 will be approximately $17,9233. Our TCE guidance for the second quarter of 2023 includes conversions of index-linked charter to fixed, which were concluded in Q1 2023 as part of our freight hedging strategy. The following table provides the break-down:

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	182	16,115.45
TCE - fixed rate	87	38,284.78
TCE – index-linked unhedged	336	13,617.62
Total / Average	605	17,922.61

First Quarter and Recent Developments:

Dividend Distribution for Q4 2022 and Declaration of Q1 2023 Dividend

On April 6, 2023, the Company paid the previously announced quarterly dividend of $0.075 per share, for the fourth quarter of 2022, to all shareholders of record as of March 22, 2023.

Committed to its dividend strategy, the Company also declared a cash dividend of $0.075 per share for the first quarter of 2023 payable on or about July 6, 2023 to the shareholders of record as of June 22, 2023.

Vessel transactions and commercial updates

Delivery of M/V Goodship and M/V Tradership

In February 2023, the Company took delivery of the 177,536 dwt M/V Goodship built in 2005 in Japan and the 176,925 dwt M/V Tradership built in 2006 in Japan. The two Capesize vessels were acquired for an aggregate price of $36.25 million, which was funded by the Company’s cash reserves, including a cash-collateralized $15.2 million loan previously secured by the LR2 tanker that was sold in December 2022. The M/V Goodship is chartered by an international charterer for a period until minimum June 2023 up to maximum December 2023, at an index-linked rate. The M/V Tradership is chartered by a major European charterer for a period until minimum August 2024 up to maximum January 2025, at an index-linked rate.

3 This guidance is based on certain assumptions and there can be no assurance that these TCE estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE realized will vary with the underlying index, and for the purposes of this guidance, the TCE assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the weighted average of the Capesize (BCI) and Panamax (BPI) FFA rate of $16,376 based on the curve of May 12, 2023.  Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Delivery of M/V Oasea and M/V Cretansea

In March 2023, the Company took delivery of the 82,217 dwt M/V Oasea built in 2010 in China. The M/V Oasea was acquired for a gross purchased price of $19.5 million, which was funded by cash on hand and through the March 2023 Sale and Leaseback. The M/V Oasea is chartered by a major European charterer for a period until minimum March 2024 up to maximum July 2024, at an index-linked rate.

In April 2023, the Company took delivery of the 81,508 dwt M/V Cretansea built in 2009 in Japan. The M/V Cretansea was acquired for a gross purchased price of $19.7 million, which was funded by cash on hand and through the March 2023 Sale and Leaseback. The M/V Cretansea is chartered by a major European charterer for a period until minimum April 2024 up to maximum July 2024, at an index-linked rate.

Bareboat Agreement for a Panamax bulk carrier – M/V Chrisea

In February 2023, the Company entered into a bareboat charter agreement for the 2013 Japanese-built Panamax bulk carrier, which was renamed M/V Chrisea. The vessel is chartered by the Company under an 18-month bareboat charter agreement, with a down payment of $7.0 million, a daily charter rate of $7,300 over the period of the bareboat charter and a purchase option of $12.4 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, will be approximately $23.4 million.

Bareboat Agreement for a Panamax bulk carrier – M/V Synthesea

In April 2023, the Company entered into a bareboat charter agreement for the 78,020 dwt Panamax bulk carrier built in 2015 in Japan Panamax bulk carrier, which will be renamed M/V Synthesea. The vessel will be chartered by the Company under a 12-month bareboat charter agreement, with a down payment of $3.5 million (already paid), a further down payment of $3.5 million due at vessel’s delivery, expected between July and October 2023, a daily charter rate of $8,000 over the period of the bareboat charter and a purchase option of $17.1 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, will be approximately $27.0 million.

M/T Epanastasea Employment Update

From February 6 until April 7, 2023, the Epanastasea underwent its scheduled dry-docking survey in China. Upon completion the vessel resumed its employment under its current time charter contract with Abu Dhabi National Oil Company earning a fixed daily rate of $40,000.

In view of the continued strength of vessel values in the tanker market, the Company is actively considering selling the vessel and is currently in advanced discussions with prospective buyers.

Financing Updates

March 2023 Sale and Leaseback

On each of March 31 and April 26, 2023, following the deliveries of the M/V Oasea and the M/V Cretansea, the Company entered into a $24.5 million sale-and leaseback facility provided by a European lessor to finance part of the acquisition cost of the vessels. The financing amount for each vessel is $12.25 million bearing an interest rate of 4.25% plus 3-month Term SOFR. The charterhire principal for each vessel amortizes over a five-year term, through sixty consecutive monthly instalments of $0.1 million. The Company has the option to repurchase the vessels at any time during their respective bareboat periods and a purchase obligation at a price of $6.4 million per vessel at maturity.

Update on Number of Common Shares Issued and Outstanding

As of May 17, 2023, the Company has 8,959,443 common shares issued and outstanding. This includes 1,037,230 shares issued pursuant to exercises of Class A warrants for aggregate proceeds of $2.7 million.

Conference Call:

The Company’s management will host a conference call to discuss the financial results today, Thursday, May 18, 2023 at 10:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call through the Company’s website. To listen to the archived audio file, visit our website, in the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2023	December 31, 2022*
ASSETS
Cash and cash equivalents and restricted cash	20,001	69,932
Vessels and right-of-use assets, net and advances for vessels’ acquisitions	117,028	50,200
Other assets	5,332	5,523
TOTAL ASSETS	142,361	125,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, lease liability and other financial liabilities, net of deferred finance costs	69,455	42,606
Other liabilities	10,963	18,481
Stockholders’ equity	61,943	64,568
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	142,361	125,655

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data, unless otherwise stated)

Three months period ended March 31, 2023
Vessel revenue, net	2,821
Expenses:
Voyage expenses	(299)
Vessel operating expenses	(3,111)
Management fees	(232)
General and administrative expenses	(1,819)
Depreciation and amortization	(1,226)
Operating loss	(3,866)
Other expenses:
Interest and finance costs, net	(970)
Other, net	(51)
Total other expenses, net:	(1,021)
Net loss	(4,887)
Net loss attributable to common stockholders	(4,947)

Net loss per common share, basic and diluted	(0.64)
Weighted average number of common shares outstanding, basic and diluted	7,766,681

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

Three months ended March 31, 2023
Net cash used in operating activities	(4,060)
Net cash used in investing activities	(52,135)
Net cash provided by financing activities	6,264

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of one LR2 tanker vessel and seven dry bulk vessels, comprising one Panamax, three Capesize and two Kamsarmax vessels. Upon completion of the delivery of one Panamax vessel, the Company’s operating fleet will consist of eight vessels (1 LR2 tanker, 3 Capesize, 2 Kamsarmax and 2 Panamax), with an aggregate cargo carrying capacity of 955,340 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company’s operating or financial results; the Company’s financial condition and liquidity, including its ability to service its indebtedness or to pay dividends; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its registration statement on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com